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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                 SCHEDULE 13E-3
                               (AMENDMENT NO. 1)
                        RULE 13E-3 TRANSACTION STATEMENT
                           (PURSUANT TO SECTION 13(E)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                             ---------------------

                                WCI STEEL, INC.
                              (Name of the Issuer)
                            ------------------------

                            WCI STEEL HOLDINGS, INC.
                             THE RENCO GROUP, INC.
                      (Name of Person(s) Filing Statement)
                            ------------------------

                 COMMON STOCK, NO PAR VALUE, $.01 STATED VALUE
                         (Title of Class of Securities)

                                   92923J109
                     (CUSIP Number of Class of Securities)
                            ------------------------

                           DENNIS A. SADLOWSKI, ESQ.
                            WCI STEEL HOLDINGS, INC.
                             THE RENCO GROUP, INC.
                           C/O THE RENCO GROUP, INC.
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                            ------------------------

                                    COPY TO:
                             MICHAEL C. RYAN, ESQ.
                         CADWALADER, WICKERSHAM & TAFT
                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038

                            ------------------------

This Statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c.  /X/ A tender offer.

d. / / None of the above.


    Check the following box if the soliciting materials statement referred to in checking box (a) are preliminary copies. / /


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                                  TENDER OFFER



    This Amendment No. 1 (this "Amendment") on Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement") originally filed with the Securities and Exchange Commission on October 28, 1996 by WCI Steel Holdings, Inc., a Delaware corporation ("Holdings"), and The Renco Group, Inc., a New York corporation ("Renco") that beneficially owns 30,746,900 shares of common stock, no par value, $.01 stated value (the "Shares"), of WCI Steel, Inc., an Ohio corporation (the "Company"), relating to the offer by Holdings to purchase all of the outstanding Shares at $10.00 per Share, net to the seller in cash, on the terms and subject to the conditions, and as more fully set forth in, the Offer to Purchase, dated October 28, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which have been previously filed with the Statement as Exhibits (d)(1) and (d)(2), respectively, thereto (which, as may be thereafter amended, collectively constitute the "Offer").



    Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Statement. Except as expressly set forth herein, all information in the Statement remains unchanged, and is incorporated herein by reference.


                             CROSS REFERENCE SHEET


    The Cross Reference Sheet is hereby amended and restated to read in its entirety as follows:



                                                                                       WHERE LOCATED IN THE SCHEDULE
ITEM IN SCHEDULE 13E-3                                                                             14D-1
-----------------------------------------------------------------------------------  ---------------------------------
Items      1(a)-(c)................................................................           Items 1(a)-(c)
Items      1(d)-(f)................................................................                  *
Item       2.......................................................................               Item 2
Item       3(a)(1).................................................................              Item 3(a)
Item       3(a)(2).................................................................              Item 3(b)
Item       3(b)....................................................................                  *
Item       4(a)....................................................................                  *
Item       4(b)....................................................................                 **
Item       5.......................................................................               Item 5
Item       6(a)....................................................................              Item 4(a)
Item       6(b)....................................................................                  *
Item       6(c)....................................................................              Item 4(b)
Item       6(d)....................................................................              Item 4(c)
Item       7(a)....................................................................               Item 5
Item       7(b)....................................................................                 **
Items      7(c)-(d)................................................................                  *
Items      8(a)-(e)................................................................                  *
Item       8(f)....................................................................                 **
Items      9(a)-(c)................................................................                  *
Item       10(a)...................................................................              Item 6(a)
Item       10(b)...................................................................              Item 6(b)
Item       11......................................................................               Item 7
Item       12......................................................................                  *
Item       13(a)...................................................................                  *
Items      13(b)-(c)...............................................................                 **
Item       14(a)...................................................................                  *
Item       14(b)...................................................................                 **
Item       15(a)...................................................................                 **
Item       15(b)...................................................................               Item 8
Item       16......................................................................             Item 10(f)
Item       17(a)...................................................................                  *
Items      17(b)-(c)...............................................................           Items 11(b)-(c)
Item       17(d)...................................................................             Item 11(a)
Item       17(e)...................................................................                  *
Item       17(f)...................................................................             Item 11(f)


------------------------

* Information in response to these Items of this Schedule 13E-3 is not required to be included in the Schedule 14D-1.

**  Not applicable.

                                       2
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ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.



    Item 17 is hereby amended and restated to read in its entirety as follows:


    (a) Commitment Letter, dated October 25, 1996, from Congress Financial Corporation to The Renco Group, Inc.

    (b)(1) Report of Gleacher NatWest Inc. to the Independent Director, dated October 20, 1996 (with certain confidential information omitted)*.

    (b)(2) Selected pages of the preliminary board report.

    (c)(1) Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI Steel, Inc.

    (c)(2) The information set forth under "Special Factors--Interests of Certain Persons" in Exhibit (d)(1), the Offer to Purchase, is incorporated herein by reference.

    (d)(1) Offer to Purchase, dated October 28, 1996.

    (d)(2) Letter of Transmittal.

    (d)(3) Notice of Guaranteed Delivery.

    (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (d)(7) Letter to Shareholders of the Company, dated October 28, 1996.

    (d)(8) Text of Press Release issued by WCI Steel, Inc. on October 23, 1996.


    (d)(9) Summary Advertisement, dated October 31, 1996.


    (e) Sections 1701.84 and 1701.85 of the Ohio General Corporation Law (attached as Annex A to Exhibit (d)(1), the Offer to Purchase).

    (f)   Not applicable.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 31, 1996


                                WCI STEEL HOLDINGS, INC.

                                By:  /s/ ROGER L. FAY
                                     -----------------------------------------
                                     Name: Roger L. Fay
                                     Title: Vice President

                                THE RENCO GROUP, INC.

                                By:  /s/ ROGER L. FAY
                                     -----------------------------------------
                                     Name: Roger L. Fay
                                     Title: Vice President, Finance

                                       4
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                                 EXHIBIT INDEX


 EXHIBIT                                                                                                     PAGE NO.
---------                                                                                                  -------------
(a)        Commitment Letter, dated October 25, 1996, from Congress Financial Corporation to The Renco
           Group, Inc....................................................................................       **
(b)(1)     Report of Gleacher NatWest Inc. to the Independent Director, dated October 20, 1996 (with
           certain confidential information omitted)*....................................................       **
(b)(2)     Selected pages of the preliminary board presentation..........................................       **
(c)(1)     Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI
           Steel, Inc....................................................................................       **
(c)(2)     The information set forth under "Special Factors--Interests of Certain Persons" in Exhibit
           (d)(1), the Offer to Purchase, is incorporated herein by reference............................       **
(d)(1)     Offer to Purchase, dated October 28, 1996.....................................................       **
(d)(2)     Letter of Transmittal.........................................................................       **
(d)(3)     Notice of Guaranteed Delivery.................................................................       **
(d)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees..............       **
(d)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees......................................................................................       **
(d)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.........       **
(d)(7)     Letter to Shareholders of the Company, dated October 28, 1996.................................       **
(d)(8)     Text of Press Release issued by WCI Steel, Inc. on October 23, 1996...........................       **
(d)(9)     Summary Advertisement, dated October 31, 1996.................................................       --
(e)        Sections 1701.84 and 1701.85 of Ohio General Corporation Law (attached as Annex A to Exhibit
           (d)(1), the Offer to Purchase.)...............................................................       **
(f)        Not applicable................................................................................       **



* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.



**  Previously Filed